INVICTUS MD STRATEGIES CORP.
ADVANCE NOTICE POLICY
Adopted by the Board of Directors on April 4, 2018

The following is a description of the Advance Notice Policy of the Board of Directors (the “Board”) of Invictus MD Strategies Corp. (the “Corporation”):

INTRODUCTION

The Corporation is committed to:

A.	Facilitating an orderly and efficient annual general or, where the need arises, special meeting, process;

B.	Ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and

C.	Allowing shareholders to register an informed vote.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Corporation with direction on the nomination of directors. This Policy is the framework by which the Corporation seeks to fix a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the position of the Corporation that this Policy is beneficial to shareholders and other stakeholders. This policy will be subject to an annual review and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

a)	by or at the direction of the Board, including pursuant to a notice of meeting;

b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with Act (the Business Corporations Act (British Columbia) the “Act”), or a requisition of the shareholders made in accordance with the provisions of the Act; or

c)	by any person (a “Nominating Shareholder”):

i.

who, at the close of business on the Notice Date (as defined below) and on the record date for notice at such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

ii.	who complies with the notice procedures set forth below in this Policy.

2.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation in accordance with the provisions of this Policy.

3.	To be timely, a Nominating Shareholder's notice to the Corporate Secretary of the Corporation must be made:

a)

in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the later of:

i.	the date of the public announcement (as defined below) of this Policy; and

ii.	the Notice Date in respect of such meeting; or

b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement (as defined below) of the date of the special meeting of shareholders was made.

4.	To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Corporation must set forth:

a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

i.	the name, age, business address and residential address of the person;

ii.	the principal occupation or employment of the person;

iii.

the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

iv.

any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b)

as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

5.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

Advance Notice Policy
April 4, 2018

6.

The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

7.	For purposes of this Policy:

a)

"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b)

"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

8.

Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Corporation pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

9.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

Invictus MD Strategies Corp.
Advance Notice Policy
April 4, 2018